Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Ownership

Abilene Navigation Inc.	Marshall Islands	100%
Beaumont Navigation Inc.	Marshall Islands	100%
Carrolton Navigation Inc.	Marshall Islands	100%
Decatur Navigation Inc.	Marshall Islands	100%
Elgin Navigation Inc.	Marshall Islands	100%
Fulton Navigation Inc.	Marshall Islands	100%
Galveston Navigation Inc.	Marshall Islands	100%
Hamilton Navigation Inc.	Marshall Islands	100%
Omega Management Inc.	Marshall Islands	100%